Rimonabant USA: Update

Paris, France, February 12 2007 – Sanofi-aventis announced today that the review period of rimonabant in the United State has been extended by three months, until July 27, 2007.

The Group also announced the submission of the SERENADE clinical study report today in the rimonabant NDA submitted to the FDA.

Rimonabant is a first- in-class cannabinoid type 1 receptor discovered and developed by sanofi- aventis.

SERENADE (Study Evaluating Rimonabant Efficacy in Drug-NAive DiabEtic Patients) is a multi-centre, randomized, double-blind, placebo-controlled, parallel- group study comparing rimonabant 20 mg once daily to placebo in improving blood sugar control in treatment-naive type 2 diabetic patients not adequately controlled by diet alone for a period of six months.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications : Michel Lable

Vice President, Media Relations : Jean-Marc Podvin : + 33 1.53.77.42.23

Vice President, Product Communications : Salah Mahyaoui : + 33 1.53.77.40.31

174 avenue de France – 75013 Paris – France – www.sanofi-aventis.com